Filed by: FNB Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: American Community Bancshares, Inc.
SEC File No. 000-30517

Date: November 26, 2003

*****LETTER TO SHAREHOLDERS******

November 24, 2003

Dear Fellow Shareholder:

On November 5, 2003, we entered into a definitive merger agreement with American Community Bancshares, Inc. of Charlotte, North Carolina. Shareholders of FNB as of the close of the merger will be entitled to receive a combination of cash and American Community common stock which, at the time the merger was announced, had a value of $20.50 per share of FNB common stock. We believe this is an excellent return for our shareholders who have supported us since we first organized as it represents more than a 15% annualized return on original shareholder investment (adjusted for the stock dividends in April of 2002 and 2003).

We are impressed with the franchise being developed by American Community. Teaming up with them will permit us to continue to serve our market as a leading community bank. This affiliation will be very good for our shareholders, customers and communities served. American Community is truly dedicated to community banking, and we are proud to become affiliated with them. As of September 30, 2003 American Community had assets of approximately $271 million and operated eight full service banking offices in Mecklenburg and Union counties in North Carolina. This strategic partnership with American Community will allow us to expand our service area and provide additional products and services to customers and shareholders of both banks.

The merger, which is subject to regulatory and shareholder approval of both companies, is expected to be completed either in the first or second quarter of next year. As we get closer to finalizing the merger, you will receive an extensive proxy statement that will solicit your vote at a special meeting of shareholders called to obtain shareholder approval.  This document will provide you with the full details of the transaction.  We encourage you to read it and call with any questions you might have regarding it.

Thank you for your financial investment in FNB Bancshares, Inc. Please continue to call on us for all of your banking needs.

Best regards,

/s/ V. Stephen Moss	/s/ Bill H. Mason
V. Stephen Moss	Bill H. Mason
President & CEO	Chairman of the Board

FNB LOGO with Column

Financial Highlights
(unaudited)

	For the Quarter Ended
	September 30,
Income Statement Data	2003	2002
Net interest income	$745,133	$737,099
Provision for loan losses	52,500	57,000
Noninterest income	278,386	180,986
Noninterest expense	719,880	634,436
Net income	161,858	145,970
Net income per diluted share	$0.22	$0.21

	For the Nine Months Ended
	September 30,
Income Statement Data	2003	2002
Net interest income	$2,256,005	$2,050,625
Provision for loan losses	142,500	131,000
Noninterest income	656,499	471,069
Noninterest expense	2,030,375	1,805,232
Net income	474,621	376,533
Net income per diluted share	$0.67	$0.54

	As of September 30,
Balance Sheet Data	2003	2002
Assets	$71,728,736	$61,713,256
Loans receivable	55,621,203	50,443,408
Allowance for loan losses	635,790	598,646
Deposits	60,409,672	50,940,829
Shareholders' equity	7,549,706	6,973,464

Board of Directors

Dr. Richard D. Gardner, Orthopedic	V. Stephen Moss, President
Surgeon at Carolina Orthopedic	and Chief Executive
Specialists	Officer of FNB
Bancshares, Inc. and
First National Bank of
the Carolinas

Barry L. Hamrick, President of	Harold D. Pennington, Jr.,
Hamrick's Inc.	Vice-President and Co-
owner of Weavetec, Inc.

Haskell D. Mallory, Retired from	Harold D. Pennington, Sr.,
textile industry	President and Co-owner
of Weavetec, Inc.

Bill H. Mason, Founder and Owner	Heyward W. Porter, Founder
of Bill Mason Enterprises	and President of
(McDonald's Franchisee)	Porter's Electric Motor
Service

Senior Officers

V. Stephen Moss, President and Chief Executive Officer

Thomas W. Hale, Chief Credit Officer

Kimberly D. Barrs, Chief Financial Officer

Main Office	Chesnee Highway
217 N. Granard Street	Office
(864) 488-2265	626 Chesnee Highway
(864) 489-9600

Blacksburg Office	24 Hour Account Access
207 W. Cherokee Street	(866) 802-0653 (toll free)
(864)839-2265

FDIC LOGO	Equal Housing Lender LOGO

FNB LOGO with Column

Registered Market Makers

Baird, Patrick & Co.
FIG Partners LLC
Hill Thompson Magid, L.P.
Schwab Capital Markets L.P.
Monroe Securities, Inc.

Stock Transfer Agent

First Citizens Bank
P.O. Box 29
Columbia, SC 29202

Financial Information

Analysts, investors and other seeking financial information, including our Annual Report to the SEC on Form 10-KSB, should contact:

Kimberly D. Barrs
FNB Bancshares, Inc.
P.O. Box 1539
Gaffney, SC 29342

Quarterly Report to Shareholders

(unaudited)

September 30, 2003